UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

Grupo Aeropotuario del Sureste, S.A.B. de C.V.
(Name of Issuer)
American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares
Series B Shares, without par value
(Title of Class of Securities)
40051E202
(CUSIP Number)
Fernando Chico Pardo
c/o Promecap, S.C.
Bosque de Alisos No. 47A-3, Bosques de las Lomas
CP 05120, Mexico, D.F., Mexico
+52 55 1105 0800
With a copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
Attention: Roland Hlawaty
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS Fernando Chico Pardo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,492,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		75,492,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,492,587

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS Agrupación Aeroportuaria Internacional II, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,124,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		54,124,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,124,587

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS Servicios de Estrategia Patrimonial, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO and BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,492,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		75,492,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,492,587

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	40051E202
Amendment No. 10 to Schedule 13D
The Reporting Persons (as defined below) hereby amend and supplement the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2007, as amended by Amendment No. 1 thereto filed on May 14, 2007, Amendment No. 2 thereto filed on June 4, 2007, Amendment No. 3 thereto filed on June 5, 2007, Amendment No. 4 thereto filed on June 20, 2007, as amended and restated by Amendment No. 5 thereto filed on June 20, 2007, as amended by Amendment No. 6 thereto filed on August 22, 2007, as amended by Amendment No. 7 thereto filed on May 23, 2008 (“Amendment No. 7”), as amended by Amendment No. 8 thereto filed on June 2, 2008, and as amended by Amendment No. 9 thereto filed on July 3, 2008, with respect to, among other things, the Reporting Persons’ beneficial ownership of series B shares (“Series B Shares”) (including Series B Shares underlying the American Depositary Receipts (“ADSs”)) of Grupo Aeropotuario del Sureste, S.A.B. de C.V., a limited liability publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States (“Mexico”). According to its public filings with the Commission, the Company, through its subsidiaries, operates airports in the southeastern region of Mexico. Defined terms used but not defined herein shall have the respective meanings given to such terms in Amendment No. 5 or Amendment No. 6.
Item 4. Purpose of Transaction
Item 4 is hereby amended by adding at the end of the Item the following paragraph:
On June 22, 2010, Mr. Chico entered into a stock purchase agreement with CPH pursuant to which Mr. Chico has agreed to acquire the 49% equity interest in ITA that he does not currently own. The acquisition of the 49% ITA equity interest is subject to customary closing conditions including regulatory approval.
Item 5. Interest in Securities of the Issuer1
Item 5 is hereby amended by deleting paragraphs a) through b) and replacing them with the following:
(a)
(i)	Mr. Chico beneficially owns 75,492,587 Shares representing 27.2% of the total issued and outstanding Shares.

(ii)	Purchaser beneficially owns 54,124,587 Shares representing 19.5% of the total issued and outstanding Shares.

(iii)	AAI; provided that “AAI” shall mean Servicios de Estrategia Patrimonial, S.A. de C.V., which has changed its name from Agrupación Aeroportuaria Internacional, S.A. de C.V., beneficially owns 75,492,587 Shares representing 27.2% of the total issued and outstanding Shares.

(iv)	Mr. Luis Chico beneficially owns 150,000 Shares representing 0.1% of the total issued and outstanding Shares.
(b)
(i)	Mr. Chico has the shared power to vote and dispose of 75,492,587 Shares with Purchaser and AAI.

(ii)	Purchaser has the shared power to vote and dispose of 54,124,587 Shares with Mr. Chico and AAI.

(iii)	AAI has the shared power to vote and dispose of 75,492,587 Shares with Mr. Chico and Purchaser.

(iv)	Mr. Luis Chico has the sole power to vote and dispose of 150,000 Shares.

[1]	Excludes the Series BB Shares held by ITA.

CUSIP No.	40051E202
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: June 23, 2010

FERNANDO CHICO PARDO
/s/ Fernando Chico Pardo

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL II, S.A. DE C.V
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact

SERVICIOS DE ESTRATEGIA PATRIMONIAL, S.A. DE C.V.
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact